June 23, 2016

VIA EDGAR

Mr. Daniel L. Gordon, Senior Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CYS Investments, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 17, 2016

File No. 1-33740

Dear Mr. Gordon:

This letter is submitted in response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 15, 2016 with respect to the Form 10-K for the fiscal year ended December 31, 2015 of CYS Investments, Inc. (the “Company”), which was filed with the Commission on February 17, 2016 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your June 15, 2016 comment letter are reprinted below in italics, and followed by the corresponding response of the Company.

Item 1A.	Risk Factors

We leverage our portfolio investments in Debt Securities…,” page 7

1. In future Exchange Act reports, and to the extent applicable, please name any repurchase agreement lenders holding collateral in excess of 5% of stockholder’s equity in your risk factor related to repurchase agreements.

RESPONSE:

Pursuant to our discussion with the Staff on June 20, 2016, we understand that disclosure of our amount at risk with any individual counterparty related to our repo borrowings or short-term FHLBC advances as a percent of stockholders’ equity satisfies this comment. In our most recent Form 10-K, this disclosure was included on page 49, as follows:

“At December 31, 2015 and 2014, our amount at risk with any individual counterparty related to our repo borrowings or short-term FHLBC advances was less than 2.7% and 1.6% of stockholders’ equity, and our repo borrowings or short-term FHLBC advances with any individual counterparty were less than 11.7% and 3.9% of our total assets, respectively. At December 31, 2014, the Company had no short-term FHLBC advances.”

Mr. Daniel L. Gordon

Re: CYS Investments, Inc.

       File No. 1-33740

June 23, 2016

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Loss), page 41

2. We note that you consider drop income to be a non-GAAP measure. Please tell us how your disclosure regarding drop income complies with Item 10(e) of Regulation S-K.

RESPONSE:

Upon further review and consideration, we do not consider drop income to be a non-GAAP measure. In future Exchange Act reports we will not refer to drop income as a non-GAAP measure.

Signatures, page 88

3. Please confirm whether your principal accounting officer or controller signed the Form 10-K. If such person did sign, in future Exchange Act reports, please also identify this person in this capacity. Please see General Instruction D.(1). of Form 10-K.

RESPONSE:

The Company confirms that our principal accounting officer signed the Form 10-K. Frances R. Spark, the Company’s Chief Financial Officer and principal accounting officer at the time of the Form 10-K filing, signed the Form 10-K. In our future Exchange Act reports, we will identify our principal accounting officer or controller.

*            *             *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (617) 639-0412.

Very truly yours,

/s/ Jack DeCicco
Jack DeCicco, CPA
Chief Financial Officer & Treasurer

c:	Kevin E. Grant, Chief Executive Officer

Thomas A. Rosenbloom, General Counsel

S. Gregory Cope, Esquire, Vinson & Elkins LLP

Gregory L. Comeau, Deloitte & Touche LLP

890 WINTER STREET • SUITE 200 • WALTHAM, MASSACHUSETTS 02451 (617) 639-0400 • JACK.DECICCO@CYSINV.COM 60 COLUMBUS CIRCLE • 20TH FLOOR • NEW YORK, NEW YORK 10023 (212) 515-3206